Exhibit 5.1


December 11, 2002

Premium Financial Services & Leasing, Inc.
9229 Delegates Row, Suite 130
Indianapolis, IN 46240

Gentlemen:

I refer to the Registration Statement on Form SB-2, the "Registration Statement" filed by Premium Financial Services & Leasing, Inc., a Wyoming corporation (the "Company"), with the United States Securities and Exchange Commission under the Securities Act of 1933, relating to the re-offer by the selling shareholders listed therein of 100,000 shares of common stock, $0.001 par value per share (the "Stock"), originally acquired by these shareholders in earlier private transactions.

         As counsel to the Company, I have examined such corporate records, documents and questions of law as I have deemed necessary or appropriate for the purposes of this opinion, including a review of applicable federal law and Wyoming law. In such examinations, I have assumed the genuineness of signatures and the conformity to the originals of the documents supplied to me as copies. As to various questions of fact material to this opinion, I have relied upon statements and certificates of officers and representatives of the Company.

         Upon the basis of this examination, I am of the opinion that under federal and Wyoming law, the 100,000 shares of Stock offered by the selling shareholders have been validly authorized, are legally issued, fully paid, and are non-assessable. If transferred or sold in accordance to the terms of the prospectus, they would continue to be legally issued, fully paid, non-assessable shares of the Company.

         I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and with such state regulatory agencies in such states as may require such filing in connection with the registration of the Stock for offer and sale in those states.

Sincerely,

/s/ Kevin M. Sherlock
Law Office of Kevin M. Sherlock